United States securities and exchange commission logo





                              February 4, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Filed January 10,
2022
                                                            File No. 377-05916

       Dear Mr. Kamfar:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 filed January 10, 2022

       Summary, page 10

   1. We note repeated references here and throughout the filing to a "technology aided platform" as part of
the company's value add implementation. Please revise your
                                                        disclosure to provide
details and an explanation of what the technology aided platform consists of and how it
can add value to the company and its properties.
       The Separation and Distribution, page 15

   2. Please revise your disclosure to include a graphic depiction of the organizational structure of Bluerock prior to
the spin off transaction and its UPREIT structure after the spin off transaction so that
investors may better understand the details of the spin off.
 R. Ramin Kamfar
FirstName LastNameR.   Ramin Kamfar
Bluerock Homes  Trust, Inc.
Comapany4,NameBluerock
February   2022           Homes Trust, Inc.
February
Page 2 4, 2022 Page 2
FirstName LastName
Conditions to the Distribution, page 70

3.       We note disclosure in your risk factor entitled    Failure to qualify
as a REIT . . .
         beginning on page 55 that in connection with the distribution, you will receive an opinion of counsel that you will qualify as a REIT. Please clarify whether receipt of this opinion is a condition to completing the distribution.
Unaudited Pro Forma Combined Financial Statements, page 79

4. On page 18, you disclose that the sublease will be assigned to you, including Bluerock
         Residential's liabilities associated therewith, and that Badger Parent will pay you $2.5 million. It does not appear that you have reflected the foregoing in your pro forma financial information. Please tell us how you determined it was unnecessary to adjust for these items, or tell us where you have reflected them within your pro forma financial information. Please refer to Article 11 of Regulation S-X.
Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page 83

5. Please revise note A to disclose the date the properties were purchased. Additionally, please revise note E to disclose the date the investment occurred.
6. Please revise note J to disclose the basis for the adjustment for the partially owned properties.
Adjustments to the Unaudited Pro Forma Combined Statement of Operations, page
85

7. Please revise adjustment a to disaggregate this information by portfolio, as you have in adjustment A. In addition, please revise your disclosure to clarify from where this information has been derived.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 97

8. We note that you have included an adjustment for provision for credit losses to arrive at your measure titled FFO attributable to Bluerock Homes. As a result of this adjustment, it appears that your computation of FFO differs from the NAREIT definition of FFO.
         Please revise the title of this non-GAAP measure to distinguish it from FFO as commonly defined or remove the adjustment. Further, please update the related disclosure of this measure, as appropriate.
Business and Properties, page 100

9. Please elaborate on each of your investment strategies, identifying any specific characteristics of the homes you invest in, locations, and the source of acquisitions (for example, broker, auction, or bulk sale) within each strategy. Please also explain what is distinctive about the "scattered site aggregation" investment strategy, other than that you will provide affordable housing to middle-income renters at above-market yields. Please
 R. Ramin Kamfar
FirstName LastNameR.   Ramin Kamfar
Bluerock Homes  Trust, Inc.
Comapany4,NameBluerock
February   2022           Homes Trust, Inc.
February
Page 3 4, 2022 Page 3
FirstName LastName
         also explain    Build-to-Rent    development, including what a
build-to-rent community is
         and what your role is in development.
10. Please revise this section to provide more robust disclosure regarding acquisitions or investment in properties, such as acquisition pace per month or quarter, cost or purchase price of homes and the source of acquisitions. Please also address the time and cost associated with newly acquired homes to have them rent-ready and finally leased. Also address tenant retention and turnover rates and cost.
11. Please revise information about the properties in your portfolio to include aggregate cost, initial renovation cost, and year of purchase for each group of properties. Please also address lease expiration, purchase date and rentable square footage.
12. Please discuss your policies regarding borrowing or loaning money, and engaging in the purchase and sale of investments. In this regard, we note risk factor disclosures that there is no limitation on the amount you may invest in a single property or the amount you can borrow to purchase individual properties, and that you may have difficulty selling real estate investments.
Our Network Strategy, page 104

13. We note your disclosure on page 106 regarding the company's disciplined underwriting and due diligence process. Please revise your disclosure here, and where else appropriate, to provide the material aspects of the company's processes. Where appropriate, please also describe how you review residents and what, if any, requirements or characteristics you have for residents. In this regard, we note references in your disclosure to "middle-
         income" and millennial renters.
Exclusive Forum, page 157

14. We note your disclosure regarding that, absent the company's written consent, the Circuit
         Court for Baltimore City, Maryland will be the exclusive forum for four categories of lawsuits pursuant to your bylaws. Please revise your disclosure to clearly state whether or not your bylaw provision applies to claims under the federal securities laws. Please note that Section 22 of the Securities Act of 1933 grants state and federal courts concurrent jurisdiction over Securities Act claims, and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims.
Combined Financial Statements, page F-1

15. We note your list of properties acquired subsequent to December 31, 2020 on page 83 and that several of these properties exceed 20% of your total assets at December 31, 2020.
         Please tell us how you determined it was unnecessary to include Rule 3-14 financial statements for these properties. Please refer to Rule 3-14 of Regulation S-X.
16. We note your assertion within your cover letter dated January 10, 2022 that you will include audited financial statements for the fiscal year ended December 31, 2021 in an
 R. Ramin Kamfar
Bluerock Homes Trust, Inc.
February 4, 2022
Page 4
         amendment. Please confirm that you will also provide Schedules III and IV, or tell us how you determined these schedules are not necessary. Please refer to Rules 12-28 and
         12-29 of Regulation S-X.
17. We note your disclosure on page 18 that Bluerock Residential is a subtenant of a portion of the 32nd Floor, and that such sublease will be assigned to you. It does not appear that you accounted for the sublease under ASC 842 in your combined financial statements.
         Please tell us how you have accounted for this sublease in your financial statements and your basis for such accounting. Within your response, please reference the authoritative accounting literature relied upon.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameR. Ramin Kamfar                              Sincerely,
Comapany NameBluerock Homes Trust, Inc.
                                                               Division of
Corporation Finance
February 4, 2022 Page 4                                        Office of Real
Estate & Construction
FirstName LastName